LANCE W. BRIDGES (858) 768-3640 lance.bridges@entropic.com

VIA EDGAR

July 10, 2009

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3030

Washington, D.C. 20549

RE:	Entropic Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 23, 2009
Form 8-K
Filed April 30, 2009
File No. 001-33844

Ladies and Gentlemen:

On behalf of Entropic Communications, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2009, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 23, 2009 (the “10-K”), which incorporates by reference information contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed April 9, 2009 (the “Proxy Statement”) and (ii) Current Report on Form 8-K filed on April 30, 2009 (the “8-K”). The numbering of the paragraphs below corresponds to the numbering set forth in the Staff’s letter, which, for the Staff’s convenience, we have incorporated into this response letter.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 78

1.	We note from your discussion under “2008 Executive Bonus Plan” on page 30 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets that were to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under 2008 Executive Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04

Securities and Exchange Commission July 10, 2009 Page Two

of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: We acknowledge the Staff’s comment and note that the Staff’s comment is directed at the disclosure of historical targets that had to be achieved under the 2008 Executive Bonus Plan (the “2008 Plan”) in order for the Company’s named executive officers to earn their respective cash incentive payments under such plan. In response to the Staff’s comment, in our future filings we intend to disclose the specific historical financial targets such as the Company’s revenues, net profit and the like that had to be achieved in order for our named executive officers to earn their respective annual cash incentive payments.

We note, however, that in some cases, annual cash incentive payments may be earned under our management bonus plans by achieving strategic or other non-financial goals rather than specific financial targets. Even on a historical basis, such goals may indicate our intentions and our progress with regard to long-term confidential business initiatives, and the disclosure of such goals could put us at a competitive disadvantage and potentially harm our investors. To the extent the disclosure of strategic and other non-financial goals would cause competitive harm to the Company, we believe that it would be appropriate to omit disclosing such historical strategic goals in our future filings.

As the Staff has noted, Instruction 4 to Item 402(b) of Regulation S-K provides that the Company need not disclose specific quantitative or qualitative performance-related factors if such disclosure would result in competitive harm to the Company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act and Rule 80(b)(4) thereunder. We intend to apply this standard in determining whether it is appropriate to omit the disclosure, on a historical basis, of any specific strategic or other non-financial goals. If we conclude that omitting disclosure of strategic or other non-financial goals is appropriate, we nonetheless intend to provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm, and, if requested by the Staff, we will provide a detailed supplemental explanation supporting our conclusions.

2.	It also appears that the amounts paid to your named executive officers as bonuses under your 2008 Executive Bonus Plan (in the case of 2008, $0 for most named executive officers) should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.

Response: Under the terms of the 2008 Plan, notwithstanding the performance measures outlined within such plan, all cash award payments were granted at the sole discretion of the Company’s board of directors (the “Board”) or compensation committee, as applicable. The discretionary nature of the 2008 Plan is described in Sections I(D) and VI(G) of the Summary Description of the 2008 Plan, which was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2008. In light of the ultimate discretion vested in the Board or compensation committee, to the extent any bonus awards were granted under

Securities and Exchange Commission July 10, 2009 Page Three

the 2008 Plan, such bonuses were discretionary in nature. We believe that the Commission’s guidance provided in Question 119.02 in the Commission’s Compliance and Disclosure Interpretations (“C&DIs”) last updated on May 29, 2009 requires the Company to report the discretionary bonuses awarded under the 2008 Plan to its named executive officers as bonuses under the “Bonus” column (column (d)) of the Summary Compensation Table. Accordingly, as reflected on page 36 of the Proxy Statement, the Company included the bonuses received by its named executive officers under the 2008 Plan in the “Bonus” column of the Summary Compensation Table.

Form 8-K dated April 30, 2009

3.	We see that the earnings release presents numerous non-GAAP financial measures. Please tell us where you have presented the disclosures called for by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. In that regard, future earnings releases should present (1) a statement disclosing the reasons why management believes that presentation of a non-GAAP financial measure provides useful information to investors regarding your Company’s financial condition and results of operations and (2) to the extent material, a statement disclosing the additional purposes, if any, for which management uses a non-GAAP financial measure.

Response: The non-GAAP financial measures contained in the Company’s earnings press release are the same measures that the Company’s management utilizes internally in order to manage our business, including setting operating budgets and executive compensation plans. In addition, we believe that these non-GAAP operating measures are useful to investors, when used as a supplement to GAAP measures, in evaluating the Company’s ongoing operational performance. The non-GAAP measures have been made available to stockholders consistently in the past to provide transparency on how management manages and measures the Company’s operating performance.

All of the Company’s past earnings press releases have been furnished to the Commission on Forms 8-K, rather than filed, and those Forms 8-K have not been incorporated by reference into any Company registration statement filed under the Securities Act of 1933, as amended. As such, we believe that the non-GAAP financial measures contained in the Company’s earnings press releases, including the press release contained in the 8-K, are governed by Regulation G, rather than Item 10(e) of Regulation S-K. We believe that all of our past earnings press releases contain the disclosures required by Regulation G.

Notwithstanding this, in light of the Staff’s comment, the Company intends to incorporate the disclosures called for by Item 10(e)(1)(i)(C) and (D) of Regulation S-K in its future earnings press releases. We will also continue to observe the requirements of Regulation G, including the presentation of the most directly comparable GAAP measures and a reconciliation of the non-GAAP measures to the most comparable GAAP measures in our future earnings press releases.

Please see Exhibit A attached to this response letter for a revised version of the Company’s earnings press release contained in the 8-K, which has been prepared as an example to include the type of additional disclosures that the Company intends to incorporate in its future earnings press releases. The changes the Company intends to incorporate are marked in underline to distinguish them from the version of the earnings press release furnished with the 8-K that was originally filed with the Commission.

Securities and Exchange Commission July 10, 2009 Page Four

4.	As a related matter, it appears that the various non-GAAP financial measures eliminate recurring expenses, such as stock-based compensation, restructuring charges and amortization of intangible assets. Please also tell us how your presentation considers the disclosure guidance from Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: With respect to restructuring charges, we have reviewed Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”) and respectfully disagree with the Staff’s characterization of our restructuring charges as recurring expenses. The restructuring charges shown in the Company’s earnings press release furnished with the 8-K relate to termination benefits that were accrued by the Company in connection with a worldwide reduction-in-force in March 2009. The Company implemented its March 2009 reduction-in-force in response to the impact of the severe downturn in the economy and to conserve cash in this time of uncertainty. The Company does not currently intend to undertake further reductions-in-force or other restructuring activities. Most of the restructuring expenses associated with the March 2009 reduction-in-force have been recorded in the Company’s operating results for the quarter ended March 31, 2009 and the Company expects to complete its remaining restructuring activities, and to record all associated restructuring charges in its operating results, before the end of the third quarter of 2009. Accordingly, we believe that these restructuring expenses are associated with a one-time event and should not be considered recurring expenses.

With respect to the elimination of stock-based compensation and amortization of intangible assets in the non-GAAP measures, we respectfully submit as a preliminary matter that the FAQ specifically states that “there is no per se prohibition against removing a recurring item” as long as “companies [    ] meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.” We believe that by presenting investors with supplemental non-GAAP financial measures that exclude stock-based compensation and amortization of intangible assets (which, incidentally, we have not presented in the past, and do not intend to present in the future, as non-recurring items in our non-GAAP presentation), as well as the restructuring charges noted above, the Company is providing investors with important and transparent information about the financial and business trends relating to the Company’s results of operations and financial position and an insight into the way management makes decisions about the Company’s operating performance. Moreover, because most of the other public companies that we consider to be in our peer group, including companies such as Trident Microsystems, Inc., Anadigics, Inc. and Intellon Corporation, disclose supplemental non-GAAP financial measures that also exclude stock-based compensation, amortization of intangible assets and restructuring charges, we believe that our disclosure of similar non-GAAP financial measures is useful to help investors perform meaningful comparisons of our operating results to those of such other companies.

Our management evaluates and makes operating decisions about our business operations primarily based on revenue, cash flows and the impact on cash, and the core costs of our business operations. Because we do not consider amortization of intangible assets, stock-based compensation and restructuring charges to materially impact these decision factors, for our internal purposes, we do not take into account the effects of these expenses when evaluating the Company’s underlying operating performance and tracking the Company’s performance relative to its internal financial targets. Instead, we use the non-GAAP revenue and non-GAAP operating expenses as part of the operating plan approved by our Board, and our financial targets under the annual cash bonus plans for our executive officers are based upon these same non-GAAP financial measures. Management also has used the non-GAAP financial measures for purposes of:

•	supplementing the financial results and forecasts reported to our Board;

•	evaluating our operating performance;

•	comparing performance to internal forecasts; and

•	managing our business and benchmarking performance internally across our product lines.

Securities and Exchange Commission July 10, 2009 Page Five

We believe that by providing investors with non-GAAP financial measures that exclude amortization of intangible assets, stock-based compensation expenses and restructuring charges on a supplemental basis, as we have historically done with our quarterly earnings press release, investors are able to understand better how management evaluates our business, measures executive performance and plans for future business operations. For example, because of the varying available valuation methodologies, subjective assumptions such as volatility outside of a company’s control and the variety of awards that companies can issue, we believe that providing non-GAAP financial measures that exclude stock-based compensation expense allows investors to make more meaningful comparisons between the Company’s operating results and those of other companies in the industry that use similar financial measures to supplement their GAAP financial information. We also believe that excluding expenses associated with the amortization of intangible assets that we have purchased in the past makes our disclosures more consistent and comparable to other companies because the Company does not acquire assets on a predictable cycle, and because our peer companies either have not made acquisitions in their recent histories or have made acquisitions that differ in size and timing from our acquisitions, and have generally disclosed non-GAAP measures that exclude acquisition related costs in a manner similar to ours.

*  *  *  *  *

In connection with the foregoing, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 768-3640 or Welly Tantono at (858) 768-3827 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

ENTROPIC COMMUNICATIONS, INC.

/s/ Lance W. Bridges
Lance W. Bridges Vice President, General Counsel and Secretary

cc:	Patrick Henry, CEO, Entropic Communications, Inc.
David Lyle, CFO, Entropic Communications, Inc.
Entropic Communications, Inc. Audit Committee
Entropic Communications, Inc. Compensation Committee
Jason L. Kent, Esq., Cooley Godward Kronish LLP

EXHIBIT A

ENTROPIC COMMUNICATIONS REPORTS FIRST QUARTER RESULTS

Conference Call to be Webcast Today at 2:00 p.m. Pacific Time

SAN DIEGO, April 30, 2009 — Entropic Communications, Inc. (Nasdaq: ENTR), a leading provider of silicon solutions to enable connected home entertainment, today reported its first quarter results for the period ended March 31, 2009. Entropic reported first quarter net revenues of $24.1 million, a decrease of 18% compared with $29.5 million in the fourth quarter of 2008 and 43% lower than in the first quarter of 2008.

In accordance with U.S. generally accepted accounting principles (GAAP), the company’s first quarter net loss was $8.7 million, or ($0.13) per share (basic and diluted). This compares with GAAP net loss of $118.9 million, or ($1.74) per share (basic and diluted) in the fourth quarter of 2008. Non-GAAP net loss in the first quarter was $4.2 million, or ($0.06) per share (basic and diluted), compared to non-GAAP net loss of $0.4 million, or ($0.01) per share (basic and diluted) in the fourth quarter of 2008.

“During the quarter, we saw strong momentum in support of the MoCA standard and our MoCA products,” noted Patrick Henry, president and CEO of Entropic Communications. “Entropic’s product positioning in our target markets is excellent, our end customers continue to show strength, and we have some solid new design wins and product cycles that we expect to ramp later this year.”

	Three months ended
(In millions, except per share data)	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008
Net revenues	$24.1	$29.5	$42.0
GAAP net loss	$(8.7)	$(118.9)	$(3.9)
GAAP net loss per share (basic and diluted)	$(0.13)	$(1.74)	$(0.06)
Non-GAAP net (loss) income [1]	$(4.2)	$(0.4)	$3.2
Non-GAAP net (loss) income per share [1]	$(0.06)	$(0.01)	$0.04

1.	Please refer to the financial statements portion of this press release for an explanation of the non-GAAP financial measures contained in the table above and a reconciliation of such measures to the comparable GAAP financial measures.

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ENTROPIC COMMUNICATIONS REPORTS FIRST QUARTER RESULTS	PAGE 2

Recent Highlights

•

Delivered samples of our third-generation (MoCA 1.1), 65nm, single-chip c.LINK solution for MoCA home networking providing higher performance, a smaller footprint and lower overall system costs to our customers

•	Conducted a live demonstration of our c.LINK MoCA solution working in conjunction with our Channel Stacking Switch (CSS) technology on a single cable network at the recently held ASTRA Industry Days

•

Extended our collaboration with Cavium Networks to align roadmaps and deliver second and third generation solutions with enhanced features and capabilities to meet the future needs of service provider customers

•

Partnered with Texas Instruments to create multiple DOCSIS 3.0 embedded media terminal adapter (eMTA) and gateway development platforms optimized for triple-play and next-generation IP services that utilize MoCA1.1 for the home network

•

Confirmed that Time Warner Cable plans to deploy new MoCA-certified set-top boxes with Entropic’s MoCA chipsets embedded to deliver multi-room DVR and other connected home entertainment services to its subscriber base later this year

•

Announced that Cox Communications will deploy new MoCA-certified set-top boxes with Entropic’s MoCA chipsets embedded to deliver multi-room DVR and other connected home entertainment services to its subscriber base later this year

Non-GAAP Financial Measures

This press release contains non-GAAP financial measures used by management that exclude the income statement effects of all forms of stock-based compensation and the effects of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, non-recurring or ongoing acquisition-related items, such as amortization of purchased intangible assets, non-recurring restructuring charges (benefits), and non-recurring write off of debt issuance costs, upon the number of diluted shares used in calculating non-GAAP earnings per share.

Management uses these non-GAAP financial measures to manage the company’s business, including setting operating budgets and executive compensation plans. These non-GAAP measures are also used to (i) supplement the financial results and forecasts reported to the company’s board of directors, (ii) evaluate the company’s operating performance and set variable compensation for the company’s employees, (iii) compare the company’s performance to internal forecasts, (iv) manage the company’s business and benchmarking performance internally across product lines and (v) compare the performance and efficiency of the company against its competitors. The non-GAAP measures have been made available to stockholders consistently in the past to provide transparency on how management manages the company’s operating performance. Management believes that these non-GAAP operating measures are useful to investors, when used as a supplement to GAAP measures, in evaluating the company’s ongoing operational performance.

The non-GAAP financial measures disclosed by the company should not be considered in isolation or a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

For More Information

Entropic management will be holding a conference call today, April 30, 2009, at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time to discuss the company’s results for the first quarter and to provide guidance for the second quarter. You may access the conference call via any of the following:

Teleconference:	719-325-4803

Conference ID:	5444194

Web Broadcast:	http://ir.entropic.com/events.cfm

Replay:	719-457-0820

About Entropic Communications

Entropic Communications, Inc. is a leading fabless semiconductor company that designs, develops and markets system solutions that enable connected home entertainment. The company’s technologies significantly change the way high-definition television-quality video and other multimedia content such as movies, music, games and photos are brought into and delivered throughout the home. For more information please visit: www.entropic.com.

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ENTROPIC COMMUNICATIONS REPORTS FIRST QUARTER RESULTS	PAGE 3

Forward Looking Statements

Statements in this press release that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, statements regarding momentum for the MoCA standard and our MoCA products, our product positioning, the financial position of our end customers, and our expectations regarding design wins and product cycles. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Entropic’s actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, our dependence on a limited number of customers for a substantial portion of our revenues; risks associated with adverse U.S. and international economic conditions; the ability of our customers or the service providers who purchase their products to successfully compete and continue to grow in their markets; the continued development of the market for HD video and other multi-media content delivery and networking solutions based on the MoCA standard; risks associated with competing against larger and more established companies and our ability to compete successfully in the market for MoCA-compliant chipsets; risks associated with timely development and introduction of new or enhanced products; risks related to international operations including political and economic conditions in foreign markets; and other factors discussed in the “Risk Factors” section of Entropic’s Annual Report on Form 10-K for the year ended December 31, 2008. All forward-looking statements are qualified in their entirety by this cautionary statement. Entropic is providing this information as of the date of this release and does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

Entropic Communications ® and the stylized Entropic “curve” logo are either trademarks or registered trademarks of Entropic Communications, Inc. in the United States and/or other countries.

Investor Contact:

Debra Hart

Director, Investor Relations

858.768.3852

debra.hart@entropic.com

Media Contacts:

Susan Huberman	Angela Edgerton
Corporate Communications	The Ardell Group
858.768.3711	858.792.2941
susan.huberman@entropic.com	angela@ardellgroup.com

# # #

ENTROPIC COMMUNICATIONS, INC.

GAAP Condensed Consolidated Statements of Operations

(In thousands, except for share information and footnote disclosures)

	Three Months Ended
	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$24,123	$29,531	$41,988
Cost of net revenues	11,904	15,397	22,837

Gross profit	12,219	14,134	19,151
Operating expenses:
Research and development	13,323	12,876	13,313
Sales and marketing	3,637	3,672	4,144
General and administrative	2,689	2,890	3,523
Amortization of purchased intangibles	16	713	596
Restructuring charge (benefit) (1)	1,124	(19)	1,079
Impairment of goodwill and intangible assets (2)	208	113,193	—

Total operating expenses	20,997	133,325	22,655

Loss from operations	(8,778)	(119,191)	(3,504)
Other income (expense), net	59	80	(198)

Loss before income taxes	(8,719)	(119,111)	(3,702)

Income tax provision (benefit)	17	(168)	154

Net loss attributable to common stockholders	$(8,736)	$(118,943)	$(3,856)

Net loss per share attributable to common stockholders (basic and diluted)	$(0.13)	$(1.74)	$(0.06)

Weighted average shares (basic and diluted)	68,799	68,239	66,662

(1)	During the three months ended March 31, 2009, the Company recorded restructuring charges of $1,124,000 related to a restructuring plan implemented in March 2009 to improve its operating cost structure which included a reduction-in-force and the closing of its France location and one of its Israel locations. Additional costs are expected to be recorded in the second quarter as the Company completes the plan. During the three months ended December 31, 2008, the Company recorded a restructuring charge adjustment of $19,000 related to the August 2008 restructuring plan to improve its operating cost structure which included a reduction-in-force. During the three months ended March 31, 2008, the Company recorded restructuring charges of $1,079,000 related to exiting the lease agreement for the Company’s former headquarters in San Diego, California, as well as related charges for the impairment of property and equipment and other long term assets.
(2)	During the three months ended March 31, 2009, the Company recorded an impairment charge on intangible assets of $208,000. The Company determined that the intangible assets associated with the acquisition of Arabella were fully impaired as the developed technology acquired would no longer be used in the ongoing business operations. During the three months ended December 31, 2008, the Company performed an impairment analysis on goodwill and purchased intangible assets and recorded an impairment charge of $88,081,000 and $25,112,000, respectively, as the carrying value of these assets exceeded the fair value at December 31, 2008.

ENTROPIC COMMUNICATIONS, INC.

GAAP Condensed Consolidated Balance Sheets

(In thousands)

	March 31, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$30,602	$30,071
Marketable securities	849	4,339
Accounts receivable, net	17,181	13,915
Inventory	14,979	18,693
Prepaid expenses and other current assets	3,345	2,785

Total current assets	66,956	69,803
Property and equipment, net	12,802	13,046
Intangible assets, net	2,839	3,469
Other long-term assets	262	284

Total assets	$82,859	$86,602

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$10,440	$7,873
Accrued payroll and benefits	3,559	3,498
Deferred revenues	185	467

Total current liabilities	14,184	11,838
Long-term liabilities:
Stock repurchase liability	677	784
Other long-term liabilities	3,088	3,231

Total long-term liabilities	3,765	4,015
Stockholders’ equity	64,910	70,749

Total liabilities and stockholders’ equity	$82,859	$86,602

ENTROPIC COMMUNICATIONS, INC.

Unaudited Reconciliation of Non-GAAP Adjustments

(In thousands, except for share information and footnote disclosures)

This press release contains the following non-GAAP financial measures: net (loss) income and net (loss) income per share. The presentation of such measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Our non-GAAP net (loss) income and net (loss) income per share exclude the items listed below. The following table sets forth such non-GAAP measures for the applicable periods as well as the reconciliation of such measures to the directly comparable GAAP measures for the periods shown.

	Three Months Ended
	March 31, 2009	December 31, 2008	March 31, 2008
GAAP net loss attributable to common shareholders	$(8,736)	$(118,943)	$(3,856)
Non-GAAP adjustments:
Stock-based compensation:
Cost of net revenues	16	78	46
Research and development	1,522	1,627	1,758
Sales and marketing	368	453	623
General and administrative	902	875	1,197

Total stock-based compensation	2,808	3,033	3,624
Acquisition-related items:
Amortization of purchased intangible assets:
Cost of net revenues	406	1,590	1,240
Operating expenses	16	713	596
Impairment of goodwill & intangible assets	208	113,193	—
Restructuring charge (benefit)	1,124	(19)	1,079
Write off of debt issuance costs	—	—	476

Total of non-GAAP adjustments	4,562	118,510	7,015

Non-GAAP net (loss) income	$(4,174)	$(433)	$3,159

GAAP weighted average shares (basic)	68,799	68,239	66,662
Non-GAAP adjustment for dilutive shares (a)	—	—	6,980

Non-GAAP weighted average shares (diluted)	68,799	68,239	73,642

GAAP net loss per share (basic and diluted)	$(0.13)	$(1.74)	$(0.06)
Non-GAAP adjustments detailed above (a)	0.07	1.73	0.10

Non-GAAP net (loss) income per share (diluted)	$(0.06)	$(0.01)	$0.04

(a)	Shares included for calculating diluted earnings per share for periods with non-GAAP net income. For the periods shown with a net loss, no shares were included for the diluted earnings per share calculation, as including such shares would be antidilutive.

ENTROPIC COMMUNICATIONS, INC.

Unaudited Non-GAAP Supplemental Financial Information

(In thousands, except percentage data)

The following table sets forth certain non-GAAP financial measures used in calculating Entropic’s non-GAAP net (loss) income for the periods presented. Such non-GAAP financial measures are based upon Entropic’s unaudited consolidated statements of operations for the periods presented and give effect to certain adjustments identified in the table. The presentation of such non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. In addition, investors should not rely on the results of prior periods as an indication of Entropic’s future performance.

	Three Months Ended
	March 31, 2009	December 31, 2008	March 31, 2008
NET REVENUES	$24,123	$29,531	$41,988
COST OF NET REVENUES:
GAAP cost of net revenues	$11,904	$15,397	$22,837
Less:
Stock-based compensation expense	16	78	46
Amortization of developed technology	406	1,590	1,240

Non-GAAP cost of net revenues	$11,482	$13,729	$21,551

GROSS PROFIT:
GAAP gross profit	$12,219	$14,134	$19,151
Add:
Stock-based compensation expense	16	78	46
Amortization of developed technology	406	1,590	1,240

Non-GAAP gross profit	$12,641	$15,802	$20,437

GAAP gross margin	50.7%	47.9%	45.6%
Non-GAAP gross margin	52.4%	53.5%	48.7%
OPERATING EXPENSES:
GAAP operating expenses	$20,997	$133,325	$22,655
Less:
Stock-based compensation expense	2,792	2,955	3,578
Amortization of purchased intangibles	16	713	596
Restructuring charge (benefit)	1,124	(19)	1,079
Impairment of goodwill & intangible assets	208	113,193	—

Non-GAAP operating expenses	$16,857	$16,483	$17,402

OTHER INCOME (EXPENSE), NET:
GAAP other income (expense), net	$59	$80	$(198)
Add:
Write off of debt issuance costs	—	—	476

Non-GAAP other income, net	$59	$80	$278

INCOME TAX (PROVISION) BENEFIT	$(17)	$168	$(154)
RESEARCH AND DEVELOPMENT EXPENSE:
GAAP research and development	$13,323	$12,876	$13,313
Less:
Stock-based compensation expense	1,522	1,627	1,758

Non-GAAP research and development	$11,801	$11,249	$11,555

SALES AND MARKETING EXPENSE:
GAAP sales and marketing	$3,637	$3,672	$4,144
Less:
Stock-based compensation expense	368	453	623

Non-GAAP sales and marketing	$3,269	$3,219	$3,521

GENERAL AND ADMINISTRATIVE EXPENSE:
GAAP general and administrative	$2,689	$2,890	$3,523
Less:
Stock-based compensation expense	902	875	1,197

Non-GAAP general and administrative	$1,787	$2,015	$2,326